Exhibit 4

POLICY ON ETHICS AND BUSINESS CONDUCT

Regen Biopharma Inc. is committed to always doing the right thing. This is why we have an ethics and compliance program and why we publish this Code of Ethics. The Code is specifically designated to be a part of an effective program to prevent and detect violations of law and moral values.

The values embodied by the Regen Biopharma , Inc. Code of Ethics are meant to guide the business decisions of the Company.

This Code of Ethics will apply to all officers, directors, and employees of the Company.

Code Of Ethics

1.	We will always be honest and truthful.
2.	We will adhere to the letter and spirit of all applicable laws, rules, and regulations.
3.	We will handle all actual and apparent conflicts of interest between personal and professional dealings in an ethical manner.
4.	All public filings will contain full, fair, accurate, timely, and understandable disclosure.
5.	All public communications will include full, fair, accurate, timely, and understandable disclosure.
6.	All employees will promptly report to the Board of Directors any violations of this Code.
7.	All employees will be held accountable for adherence to this Code. We will protect employees who report violations of this Code from unfair and undue repercussion by those accused.
8.	We will promote and sustain a work environment that fosters mutual respect, openness, and individual integrity.
9.	We will provide high quality products and services.

Adopted September 25, 2013

/s/David Koos
David Koos
Chairman and CEO

/s/Thomas Ichim
Thomas Ichim
Director